FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of April 2017

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Year ended March 31, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 27, 2017	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Financial Summary For the Year Ended March 31, 2017 (U.S. GAAP)

Date:	April 27, 2017
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Nagoya
(Overseas) New York, Singapore
Representative:	Koji Nagai
Group CEO, Nomura Holdings, Inc.
For inquiries:	Michio Okazaki
Managing Director, Head of Management Accounting and Investor Relations, Nomura Holdings, Inc.
Tel: (Country Code 81) 3-5255-1000
URL: http://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)

	For the year ended March 31
	2016		2017
	(Millions of yen, except per share data)
		% Change from March 31, 2015		% Change from March 31, 2016
Total revenue	1,723,096	(10.7%)	1,715,516	(0.4%)
Net revenue	1,395,681	(13.0%)	1,403,197	0.5%
Income before income taxes	165,158	(52.4%)	322,795	95.4%
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	131,550	(41.5%)	239,617	82.1%
Comprehensive income	42,137	(88.3%)	209,847	398.0%
Basic-Net income attributable to NHI shareholders per share (Yen)	36.53		67.29
Diluted-Net income attributable to NHI shareholders per share (Yen)	35.52		65.65
Return on shareholders’ equity	4.9%		8.7%
Income before income taxes to total assets	0.4%		0.8%
Income before income taxes divided by total revenue	9.6%		18.8%
Equity in earnings of affiliates	33,917		33,000

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	At March 31
	2016	2017
	(Millions of yen, except per share data)
Total assets	41,090,167	42,852,078
Total equity	2,743,015	2,843,791
Total NHI shareholders’ equity	2,700,239	2,789,916
Total NHI shareholders’ equity as a percentage of total assets	6.6%	6.5%
Total NHI shareholders’ equity per share (Yen)	748.32	790.70

(3) Cash Flows

	For the year ended March 31
	2016	2017
	(Millions of yen)
Net cash provided by (used in) operating activities	1,238,372	1,305,025
Net cash provided by (used in) investing activities	(23,711)	(118,051)
Net cash provided by (used in) financing activities	986,387	(2,130,644)
Cash and cash equivalents at end of the year	3,476,261	2,536,840

2. Cash Dividends

	For the year ended March 31
	2016	2017
	(Yen amounts, except total annual dividends)
Dividends per share
Dividends record dates
At June 30	—	—
At September 30	10.00	9.00
At December 31	—	—
At March 31	3.00	11.00
For the year	13.00	20.00
Total annual dividends (Millions of yen)	46,812	70,825
Consolidated payout ratio	35.6%	29.7%
Consolidated dividends as a percentage of shareholders’ equity per share	1.7%	2.6%

3. Earnings Forecasts for the year ending March 31, 2018

  Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividends forecasts.

Notes

(1) Changes in significant subsidiaries during the period: None

      (Changes in Specified Subsidiaries accompanying changes in scope of consolidation.)

(2) Changes in accounting policies

a) Changes in accounting policies due to amendments to the accounting standards : Yes

b) Changes in accounting policies due to other than a) : None

(3) Number of shares issued (common stock)

	At March 31
	2016	2017
Number of shares outstanding (including treasury stock)	3,822,562,601	3,822,562,601
Number of treasury stock	214,170,602	294,133,150

	For the year ended March 31
	2016	2017
Average number of shares outstanding	3,600,701,499	3,560,775,652

*This report is not subject to audit procedures

Table of Contents for the Accompanying Materials

1. Overview of Consolidated Operating Results	P.2

(1) Overview of Consolidated Operating Results	P.2
(2) Overview of Consolidated Financial Position	P.4
(3) Overview of Cash Flows	P.4

2. Considerations in the selection of accounting standards	P.5

3. Consolidated Financial Statements	P.5

(1) Consolidated Balance Sheets	P.6
(2) Consolidated Statements of Income	P.8
(3) Consolidated Statements of Comprehensive Income	P.9
(4) Consolidated Statements of Changes in Equity	P.10
(5) Consolidated Statements of Cash Flows	P.11
(6) Note with respect to the Assumption as a Going Concern	P.12
(7) Changes in Accounting Policies	P.12
(8) Notes to the Consolidated Financial Statements	P.13
(9) Other Financial Information	P.15

4. Other Information	P.17

—    1    —

1. Overview of Consolidated Operating Results

(1) Overview of Consolidated Operating Results

Operating Results

    U.S. GAAP

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2016 (A)	March 31, 2017 (B)
Net revenue	1,395.7	1,403.2	0.5
Non-interest expenses	1,230.5	1,080.4	(12.2)

Income (loss) before income taxes	165.2	322.8	95.4
Income tax expense	22.6	80.2	255.1

Net income (loss)	142.6	242.6	70.1

Less: Net income (loss) attributable to noncontrolling interests	11.0	2.9	(73.2)

Net income (loss) attributable to NHI shareholders	131.6	239.6	82.1

Return on shareholders’ equity *	4.9%	8.7%	—

* Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of 1,403.2 billion yen for the fiscal year ended March 31, 2017, an increase of 0.5% from the previous year. Non-interest expenses decreased by 12.2% from the previous year to 1,080.4 billion yen. Income before income taxes was 322.8 billion yen and Net income attributable to NHI shareholders was 239.6 billion yen for the fiscal year ended March 31, 2017.

    Segment Information

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2016 (A)	March 31, 2017 (B)
Net revenue	1,416.4	1,396.6	(1.4)
Non-interest expenses	1,230.5	1,080.4	(12.2)

Income (loss) before income taxes	185.8	316.2	70.1

In business segment totals, which exclude unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the fiscal year ended March 31, 2017 was 1,396.6 billion yen, a decrease of 1.4% from the previous year. Non-interest expenses decreased by 12.2% from the previous year to 1,080.4 billion yen. Income before income taxes was 316.2 billion yen for the fiscal year ended March 31, 2017. Please refer to page 13 for further details of the differences between U.S. GAAP and business segment amounts.

—    2    —

<Business Segment Results>

    Operating Results of Retail

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2016 (A)	March 31, 2017 (B)
Net revenue	435.6	374.4	(14.0)
Non-interest expenses	308.0	299.6	(2.7)

Income (loss) before income taxes	127.6	74.8	(41.4)

Net revenue decreased by 14.0% from the previous year to 374.4 billion yen, primarily due to decreasing commissions from distribution of investment trusts and brokerage. Non-interest expense decreased by 2.7% to 299.6 billion yen. As a result, income before income taxes decreased by 41.4% to 74.8 billion yen.

    Operating Results of Asset Management

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2016 (A)	March 31, 2017 (B)
Net revenue	95.4	99.4	4.2
Non-interest expenses	58.7	57.1	(2.8)

Income (loss) before income taxes	36.7	42.3	15.5

Net revenue increased by 4.2% from the previous year to 99.4 billion yen. Non-interest expense decreased by 2.8% to 57.1 billion yen. As a result, income before income taxes increased by 15.5% to 42.3 billion yen. Assets under management were 44.4 trillion yen as of March 31, 2017.

    Operating Results of Wholesale

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2016 (A)	March 31, 2017 (B)
Net revenue	720.3	739.3	2.6
Non-interest expenses	704.9	577.8	(18.0)

Income (loss) before income taxes	15.4	161.4	948.0

Net revenue increased by 2.6% from the previous year to 739.3 billion yen. Non-interest expense decreased by 18.0% to 577.8 billion yen. As a result, income before income taxes increased by 948.0% to 161.4 billion yen.

    Other Operating Results

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2016 (A)	March 31, 2017 (B)
Net revenue	165.1	183.5	11.2
Non-interest expenses	158.9	145.9	(8.2)

Income (loss) before income taxes	6.1	37.6	511.8

Net revenue was 183.5 billion yen and income before income taxes was 37.6 billion yen.

—    3    —

(2) Overview of Consolidated Financial Position

Total assets as of March 31, 2017, were 42,852.1 billion yen, an increase of 1,761.9 billion yen compared to March 31, 2016, mainly due to the increase in Securities purchased under agreements to resell. Total liabilities as of March 31, 2017 were 40,008.3 billion yen, an increase of 1,661.1 billion yen compared to March 31, 2016, mainly due to the increase in Securities sold under agreements to repurchase. Total equity as of March 31, 2017 was 2,843.8 billion yen, an increase of 100.8 billion yen compared to March 31, 2016.

(3) Overview of Cash Flows

Cash and cash equivalents as of March 31, 2017, decreased by 939.4 billion yen compared to March 31, 2016. Cash flows from operating activities for the year ended March 31, 2017 were inflows of 1,305.0 billion yen due mainly to the decrease in Trading assets and private equity investments. Cash flows from investing activities for the year ended March 31, 2017 were outflows of 118.1 billion yen due mainly to Payments for purchases of office buildings, land, equipment and facilities. Cash flows from financing activities for the year ended March 31, 2017 were outflows of 2,130.6 billion yen due primarily to the decrease in long-term borrowings and deposits received at banks, net.

—    4    —

2. Considerations in the selection of accounting standards

Nomura currently adopts U.S. generally accepted accounting principles. Depending on factors such as trends by other companies and the impact of International Financial Reporting Standards (“IFRS”) on Nomura’s businesses, Nomura may consider in adopting IFRS in the future.

3. Consolidated Financial Statements

The consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 23, 2016) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 23, 2016) for the year ended March 31, 2016.

—    5    —

(1) Consolidated Balance Sheets (UNAUDITED)

	Millions of yen
	March 31, 2016	March 31, 2017	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	3,476,261	2,536,840	(939,421)
Time deposits	196,632	207,792	11,160
Deposits with stock exchanges and other segregated cash	225,950	227,456	1,506

Total cash and cash deposits	3,898,843	2,972,088	(926,755)

Loans and receivables:
Loans receivable	1,605,603	1,875,828	270,225
Receivables from customers	210,844	148,378	(62,466)
Receivables from other than customers	1,156,608	1,076,773	(79,835)
Allowance for doubtful accounts	(3,477)	(3,551)	(74)

Total loans and receivables	2,969,578	3,097,428	127,850

Collateralized agreements:
Securities purchased under agreements to resell	9,205,165	11,456,591	2,251,426
Securities borrowed	5,872,495	7,273,234	1,400,739

Total collateralized agreements	15,077,660	18,729,825	3,652,165

Trading assets and private equity investments:
Trading assets*	16,379,424	15,165,310	(1,214,114)
Private equity investments	30,578	27,054	(3,524)

Total trading assets and private equity investments	16,410,002	15,192,364	(1,217,638)

Other assets:
Office buildings, land, equipment and facilities
(net of accumulated depreciation and amortization of ¥ 402,599 million as of March 31, 2016 and ¥ 445,000 million as of March 31, 2017)	355,507	349,696	(5,811)
Non-trading debt securities*	870,812	775,025	(95,787)
Investments in equity securities*	137,970	146,730	8,760
Investments in and advances to affiliated companies*	395,284	420,116	24,832
Other	974,511	1,168,806	194,295

Total other assets	2,734,084	2,860,373	126,289

Total assets	41,090,167	42,852,078	1,761,911

*Including securities pledged as collateral

—    6    —

Millions of yen
March 31, 2016	March 31, 2017	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	662,902	543,049	(119,853)
Payables and deposits:
Payables to customers	688,196	1,005,670	317,474
Payables to other than customers	1,337,931	1,569,922	231,991
Deposits received at banks	2,222,991	1,132,843	(1,090,148)

Total payables and deposits	4,249,118	3,708,435	(540,683)

Collateralized financing:
Securities sold under agreements to repurchase	14,192,309	17,095,898	2,903,589
Securities loaned	1,937,009	1,627,124	(309,885)
Other secured borrowings	476,273	338,069	(138,204)

Total collateralized financing	16,605,591	19,061,091	2,455,500

Trading liabilities	7,499,335	8,191,794	692,459
Other liabilities	1,200,647	1,308,510	107,863
Long-term borrowings	8,129,559	7,195,408	(934,151)

Total liabilities	38,347,152	40,008,287	1,661,135

Equity
NHI shareholders’ equity:
Common stock
Authorized	-	6,000,000,000 shares
Issued	-	3,822,562,601 shares as of March 31, 2016 and
3,822,562,601 shares as of March 31, 2017
Outstanding	-	3,608,391,999 shares as of March 31, 2016 and
3,528,429,451 shares as of March 31, 2017	594,493	594,493	—
Additional paid-in capital	692,706	681,329	(11,377)
Retained earnings	1,516,577	1,663,234	146,657
Accumulated other comprehensive income	44,980	33,652	(11,328)

Total NHI shareholders’ equity before treasury stock	2,848,756	2,972,708	123,952

Common stock held in treasury, at cost-
214,170,602 shares as of March 31, 2016 and
294,133,150 shares as of March 31, 2017	(148,517)	(182,792)	(34,275)

Total NHI shareholders’ equity	2,700,239	2,789,916	89,677

Noncontrolling interests	42,776	53,875	11,099

Total equity	2,743,015	2,843,791	100,776

Total liabilities and equity	41,090,167	42,852,078	1,761,911

—    7    —

(2) Consolidated Statements of Income (UNAUDITED)

	Millions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2016(A)	March 31, 2017(B)
Revenue:
Commissions	431,959	327,129	(24.3)
Fees from investment banking	118,333	92,580	(21.8)
Asset management and portfolio service fees	229,006	216,479	(5.5)
Net gain on trading	354,031	475,587	34.3
Gain on private equity investments	13,761	1,371	(90.0)
Interest and dividends	440,050	441,036	0.2
Gain (loss) on investments in equity securities	(20,504)	7,708	—
Other	156,460	153,626	(1.8)

Total revenue	1,723,096	1,715,516	(0.4)
Interest expense	327,415	312,319	(4.6)

Net revenue	1,395,681	1,403,197	0.5

Non-interest expenses:
Compensation and benefits	574,191	496,385	(13.6)
Commissions and floor brokerage	123,881	94,495	(23.7)
Information processing and communications	189,910	175,280	(7.7)
Occupancy and related depreciation	78,411	69,836	(10.9)
Business development expenses	35,892	35,111	(2.2)
Other	228,238	209,295	(8.3)

Total non-interest expenses	1,230,523	1,080,402	(12.2)

Income before income taxes	165,158	322,795	95.4
Income tax expense	22,596	80,229	255.1

Net income	142,562	242,566	70.1

Less: Net income attributable to noncontrolling interests	11,012	2,949	(73.2)

Net income attributable to NHI shareholders	131,550	239,617	82.1

Per share of common stock:

	Yen		% Change
Basic-
Net income attributable to NHI shareholders per share	36.53	67.29	84.2

Diluted-
Net income attributable to NHI shareholders per share	35.52	65.65	84.8

—    8    —

(3) Consolidated Statements of Comprehensive Income (UNAUDITED)

	Millions of yen		% Change
	For the year ended
	March 31, 2016(A)	March 31, 2017(B)	(B-A)/(A)
Net income	142,562	242,566	70.1
Other comprehensive income (loss):
Change in cumulative translation adjustments:
Change in cumulative translation adjustments	(68,237)	(6,764)	—
Deferred income taxes	(12,856)	1,073	—

Total	(81,093)	(5,691)	—

Defined benefit pension plans:
Pension liability adjustments	(26,074)	(11,340)	—
Deferred income taxes	8,153	3,645	(55.3)

Total	(17,921)	(7,695)	—

Non-trading securities:
Net unrealized gain (loss) on non-trading securities	(1,492)	(9,225)	—
Deferred income taxes	81	2,625	—

Total	(1,411)	(6,600)	—

Own credit adjustments:
Own credit adjustments	—	(14,696)	—
Deferred income taxes	—	1,963	—

Total	—	(12,733)	—

Total other comprehensive income (loss)	(100,425)	(32,719)	—

Comprehensive income	42,137	209,847	398.0
Less: Comprehensive income attributable to noncontrolling interests	9,346	852	(90.9)

Comprehensive income attributable to NHI shareholders	32,791	208,995	537.4

—    9    —

(4) Consolidated Statements of Changes in Equity (UNAUDITED)

	Millions of yen
	For the year ended
	March 31, 2016	March 31, 2017
Common stock
Balance at beginning of year	594,493	594,493

Balance at end of year	594,493	594,493

Additional paid-in capital
Balance at beginning of year	683,407	692,706
Issuance and exercise of common stock options	4,127	(11,377)
Changes in an affiliated company’s interests in its subsidiary	5,172	—

Balance at end of year	692,706	681,329

Retained earnings
Balance at beginning of year	1,437,940	1,516,577
Cumulative effect of change in accounting principle (1)	—	(19,294)
Net income attributable to NHI shareholders	131,550	239,617
Cash dividends	(46,797)	(70,810)
Gain (loss) on sales of treasury stock	(6,116)	(2,856)

Balance at end of year	1,516,577	1,663,234

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	133,371	53,418
Net change during the year	(79,953)	(5,651)

Balance at end of year	53,418	47,767

Defined benefit pension plans
Balance at beginning of year	(15,404)	(33,325)
Pension liability adjustments	(17,921)	(7,695)

Balance at end of year	(33,325)	(41,020)

Non-trading securities
Balance at beginning of year	25,772	24,887
Net unrealized gain (loss) on non-trading securities	(885)	(4,543)

Balance at end of year	24,887	20,344

Own credit adjustments
Balance at beginning of year	—	—
Cumulative effect of change in accounting principle (1)	—	19,294
Own credit adjustments	—	(12,733)

Balance at end of year	—	6,561

Balance at end of year	44,980	33,652

Common stock held in treasury
Balance at beginning of year	(151,805)	(148,517)
Repurchases of common stock	(20,002)	(61,338)
Sales of common stock	1	1
Common stock issued to employees	23,296	25,796
Other net change in treasury stock	(7)	1,266

Balance at end of year	(148,517)	(182,792)

Total NHI shareholders’ equity

Balance at end of year	2,700,239	2,789,916

Noncontrolling interests
Balance at beginning of year	37,172	42,776
Cumulative effect of change in accounting principle (1)	—	11,330
Net change during the year	5,604	(231)

Balance at end of year	42,776	53,875

Total equity

Balance at end of year	2,743,015	2,843,791

(1) See section “(7) Changes in Accounting Policies” for further information.

—    10    —

(5) Consolidated Statements of Cash Flows (UNAUDITED)

	Millions of yen
	For the year ended
	March 31, 2016	March 31, 2017
Cash flows from operating activities:
Net income	142,562	242,566
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	79,394	70,928
(Gain) loss on investments in equity securities	20,504	(7,708)
Changes in operating assets and liabilities:
Time deposits	124,922	(18,275)
Deposits with stock exchanges and other segregated cash	213,288	(2,854)
Trading assets and private equity investments	248,495	1,197,062
Trading liabilities	(2,279,966)	708,196
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	1,605,658	635,593
Securities borrowed, net of securities loaned	1,762,173	(1,706,545)
Other secured borrowings	(192,350)	(138,204)
Loans and receivables, net of allowance for doubtful accounts	(136,694)	(193,786)
Payables	(41,838)	531,516
Bonus accrual	(41,281)	4,543
Other, net	(266,495)	(18,007)

Net cash provided by operating activities	1,238,372	1,305,025

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(324,722)	(312,880)
Proceeds from sales of office buildings, land, equipment and facilities	282,473	239,184
Payments for purchases of investments in equity securities	—	(647)
Proceeds from sales of investments in equity securities	899	1,998
Increase in loans receivable at banks, net	(40,767)	(21,322)
Decrease in non-trading debt securities, net	56,814	88,099
Other, net	1,592	(112,483)

Net cash used in investing activities	(23,711)	(118,051)

Cash flows from financing activities:
Increase in long-term borrowings	3,018,453	1,526,334
Decrease in long-term borrowings	(2,922,558)	(2,403,076)
Decrease in short-term borrowings, net	(17,395)	(81,964)
Increase (decrease) in deposits received at banks, net	1,010,101	(1,068,168)
Proceeds from sales of common stock held in treasury	571	401
Payments for repurchases of common stock in treasury	(20,002)	(61,338)
Payments for cash dividends	(82,783)	(42,833)

Net cash provided by (used in) financing activities	986,387	(2,130,644)

Effect of exchange rate changes on cash and cash equivalents	(40,195)	4,249

Net increase (decrease) in cash and cash equivalents	2,160,853	(939,421)
Cash and cash equivalents at beginning of the year	1,315,408	3,476,261

Cash and cash equivalents at end of the year	3,476,261	2,536,840

—    11    —

(6) Note with respect to the Assumption as a Going Concern (UNAUDITED)

Not applicable.

(7) Changes in Accounting Policies (UNAUDITED)

Recognition and measurement of financial assets and financial liabilities

On April 1, 2016, Nomura early adopted the presentation change of own credit adjustments provided by Accounting Standards Update 2016-01 “Recognition and Measurement of Financial Assets and Financial Liabilities.” Accordingly, unrealized changes in the fair value of financial liabilities elected for the fair value option attributable to instrument-specific credit risk (“own credit adjustments”) are now presented separately in other comprehensive income rather than through earnings. As a result of this adoption based on the modified retrospective application, the beginning balance of Retained earnings has been adjusted.

Consolidation analysis

On April 1, 2016, Nomura adopted Accounting Standard Update 2015-02 “Amendments to the Consolidation Analysis.” Accordingly, the consolidation guidance applied to certain investment companies, money market funds, qualifying real estate funds and similar entities has been changed. As a result of this adoption based on the modified retrospective application, the beginning balance of Noncontrolling interests has been adjusted.

Presentation of debt issuance costs

On April 1, 2016, Nomura adopted Accounting Standard Update 2015-03 “Simplifying the Presentation of Debt Issuance Costs.” Accordingly, debt issuance costs related to a recognized debt liability, which used to be presented as a separate asset, are now presented as a direct deduction from the carrying amount of that debt liability. These accounting changes have not had a material impact on Nomura’s consolidated financial statements.

—    12    —

(8) Notes to the Consolidated Financial Statements (UNAUDITED)

Segment Information – Operating Segment

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2016 (A)	March 31, 2017 (B)
Net revenue
Business segment information:
Retail	435,634	374,434	(14.0)
Asset Management	95,409	99,427	4.2
Wholesale	720,277	739,256	2.6

Subtotal	1,251,320	1,213,117	(3.1)
Other	165,052	183,464	11.2

Net revenue	1,416,372	1,396,581	(1.4)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(20,691)	6,616	—

Net revenue	1,395,681	1,403,197	0.5

Non-interest expenses
Business segment information:
Retail	308,003	299,642	(2.7)
Asset Management	58,743	57,094	(2.8)
Wholesale	704,872	577,809	(18.0)

Subtotal	1,071,618	934,545	(12.8)
Other	158,905	145,857	(8.2)

Non-interest expenses	1,230,523	1,080,402	(12.2)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	1,230,523	1,080,402	(12.2)

Income (loss) before income taxes
Business segment information:
Retail	127,631	74,792	(41.4)
Asset Management	36,666	42,333	15.5
Wholesale	15,405	161,447	948.0

Subtotal	179,702	278,572	55.0
Other*	6,147	37,607	511.8

Income (loss) before income taxes	185,849	316,179	70.1

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(20,691)	6,616	—

Income (loss) before income taxes	165,158	322,795	95.4

*Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2016 (A)	March 31, 2017 (B)
Net gain (loss) related to economic hedging transactions	6,370	(7,279)	—
Realized gain (loss) on investments in equity securities held for operating purposes	187	1,092	484.0
Equity in earnings of affiliates	32,727	32,342	(1.2)
Corporate items	(52,314)	(6,439)	—
Other	19,177	17,891	(6.7)

Total	6,147	37,607	511.8

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Per share data

Shareholders’ equity per share is calculated based on the following number of shares.

Number of shares outstanding as of March 31, 2017	3,528,429,451

Net income attributable to NHI shareholders per share calculated based on the following number of shares.

Average number of shares outstanding for the year ended March 31, 2017	3,560,775,652

Changes in Tax Laws

On November 18, 2016, the “Act to partially amend the Act for partial amendment of the Local Tax Act and Local Allocation Tax Act and for the Drastic Reform of the Taxation System for Ensuring Stable Financial Resources for Social Security” (Act No.86 of 2016) was enacted. Under this Act, the timing of implementation for the tax reform which had been scheduled at the fiscal year beginning on or after April 1, 2017, was postponed to the fiscal year beginning on or after October 1, 2019.

Though the domestic statutory tax rates to calculate deferred tax assets and liabilities will not change, due to reclassification between national tax and local tax, net deferred tax liabilities increased by 3,366 million yen and income tax expenses increased by the same amount.

Significant Subsequent Events

Not applicable.

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(9) Other Financial Information

Consolidated Statements of Income – Quarterly Comparatives (UNAUDITED)

	Millions of yen								% Change
	For the three months ended								(B-A)/(A)
	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016(A)	March 31, 2017(B)
Revenue:
Commissions	130,343	111,501	102,323	87,792	76,255	74,640	86,257	89,977	4.3
Fees from investment banking	24,497	44,867	20,016	28,953	17,313	23,353	23,743	28,171	18.6
Asset management and portfolio service fees	59,940	58,177	57,808	53,081	52,612	52,140	55,106	56,621	2.7
Net gain on trading	124,748	62,551	105,191	61,541	140,143	118,758	108,385	108,301	(0.1)
Gain (loss) on private equity investments	1,154	602	8,691	3,314	(13)	(420)	596	1,208	102.7
Interest and dividends	113,649	111,540	107,932	106,929	106,551	108,863	117,383	108,239	(7.8)
Gain (loss) on investments in equity securities	9,186	(10,882)	4,690	(23,498)	(9,966)	7,654	12,865	(2,845)	—
Other	44,931	39,551	27,875	44,103	35,517	41,121	39,549	37,439	(5.3)

Total revenue	508,448	417,907	434,526	362,215	418,412	426,109	443,884	427,111	(3.8)
Interest expense	84,416	81,303	79,627	82,069	79,932	79,114	75,239	78,034	3.7

Net revenue	424,032	336,604	354,899	280,146	338,480	346,995	368,645	349,077	(5.3)

Non-interest expenses:
Compensation and benefits	155,896	149,723	141,807	126,765	125,949	127,969	127,592	114,875	(10.0)
Commissions and floor brokerage	34,243	32,621	31,126	25,891	24,172	22,867	22,977	24,479	6.5
Information processing and communications	47,934	48,219	46,831	46,926	44,249	41,601	42,152	47,278	12.2
Occupancy and related depreciation	18,729	19,173	19,596	20,913	18,228	16,803	16,879	17,926	6.2
Business development expenses	8,330	8,454	9,330	9,778	8,296	6,881	8,848	11,086	25.3
Other	52,888	58,537	54,602	62,211	54,821	49,100	54,249	51,125	(5.8)

Total non-interest expenses	318,020	316,727	303,292	292,484	275,715	265,221	272,697	266,769	(2.2)

Income (loss) before income taxes	106,012	19,877	51,607	(12,338)	62,765	81,774	95,948	82,308	(14.2)
Income tax expense	36,368	(28,377)	16,048	(1,443)	15,791	19,721	25,218	19,499	(22.7)

Net income (loss)	69,644	48,254	35,559	(10,895)	46,974	62,053	70,730	62,809	(11.2)

Less: Net income attributable to noncontrolling interests	902	1,695	157	8,258	149	873	384	1,543	301.8

Net income (loss) attributable to NHI shareholders	68,742	46,559	35,402	(19,153)	46,825	61,180	70,346	61,266	(12.9)

	Yen								% Change
Per share of common stock:
Basic-
Net income (loss) attributable to NHI shareholders per share	19.11	12.95	9.83	(5.31)	13.00	17.10	19.89	17.38	(12.6)

Diluted-
Net income (loss) attributable to NHI shareholders per share	18.65	12.63	9.61	(5.33)	12.71	16.68	19.44	17.00	(12.6)

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Business Segment Information – Quarterly Comparatives (UNAUDITED)

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen								% Change
	For the three months ended								(B-A)/(A)
	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016(A)	March 31, 2017(B)
Net revenue

Business segment information:
Retail	130,689	115,658	104,280	85,007	83,751	86,164	101,342	103,177	1.8
Asset Management	26,917	22,854	25,327	20,311	25,934	21,277	28,907	23,309	(19.4)
Wholesale	205,184	192,911	185,977	136,205	190,932	179,863	197,285	171,176	(13.2)

Subtotal	362,790	331,423	315,584	241,523	300,617	287,304	327,534	297,662	(9.1)
Other	52,244	16,080	34,589	62,139	48,411	52,111	28,691	54,251	89.1

Net revenue	415,034	347,503	350,173	303,662	349,028	339,415	356,225	351,913	(1.2)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	8,998	(10,899)	4,726	(23,516)	(10,548)	7,580	12,420	(2,836)	—

Net revenue	424,032	336,604	354,899	280,146	338,480	346,995	368,645	349,077	(5.3)

Non-interest expenses

Business segment information:
Retail	79,790	78,913	76,450	72,850	75,086	71,754	75,393	77,409	2.7
Asset Management	15,171	14,442	14,597	14,533	13,695	13,844	14,919	14,636	(1.9)
Wholesale	185,513	184,282	176,038	159,039	144,290	140,596	149,871	143,052	(4.5)

Subtotal	280,474	277,637	267,085	246,422	233,071	226,194	240,183	235,097	(2.1)
Other	37,546	39,090	36,207	46,062	42,644	39,027	32,514	31,672	(2.6)

Non-interest expenses	318,020	316,727	303,292	292,484	275,715	265,221	272,697	266,769	(2.2)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—	—

Non-interest expenses	318,020	316,727	303,292	292,484	275,715	265,221	272,697	266,769	(2.2)

Income (loss) before income taxes

Business segment information:
Retail	50,899	36,745	27,830	12,157	8,665	14,410	25,949	25,768	(0.7)
Asset Management	11,746	8,412	10,730	5,778	12,239	7,433	13,988	8,673	(38.0)
Wholesale	19,671	8,629	9,939	(22,834)	46,642	39,267	47,414	28,124	(40.7)

Subtotal	82,316	53,786	48,499	(4,899)	67,546	61,110	87,351	62,565	(28.4)
Other*	14,698	(23,010)	(1,618)	16,077	5,767	13,084	(3,823)	22,579	—

Income (loss) before income taxes	97,014	30,776	46,881	11,178	73,313	74,194	83,528	85,144	1.9

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	8,998	(10,899)	4,726	(23,516)	(10,548)	7,580	12,420	(2,836)	—

Income (loss) before income taxes	106,012	19,877	51,607	(12,338)	62,765	81,774	95,948	82,308	(14.2)

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen								% Change
	For the three months ended								(B-A)/(A)
	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016(A)	March 31, 2017(B)
Net gain (loss) related to economic hedging transactions	(2,553)	1,052	(627)	8,498	11,974	(4,119)	(15,948)	814	—
Realized gain (loss) on investments in equity securities held for operating purposes	188	17	(36)	18	582	74	445	(9)	—
Equity in earnings of affiliates	13,831	9,054	4,784	5,058	1,058	10,945	10,960	9,379	(14.4)
Corporate items	(3,940)	(39,985)	(3,171)	(5,218)	(4,306)	(5,266)	(769)	3,902	—
Other	7,172	6,852	(2,568)	7,721	(3,541)	11,450	1,489	8,493	470.4

Total	14,698	(23,010)	(1,618)	16,077	5,767	13,084	(3,823)	22,579	—

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4. Other Information

    Financial information for Nomura Securities Co., Ltd. can be found on the following URL.

    http://www.nomuraholdings.com/company/group/nsc/pdf/2017_4q.pdf

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